CUSIP No. 50047H201	Page 1 of 2 Pages

Exhibit 5

March 28, 2008

Board of Directors

Kona Grill, Inc.

7150 East Camelback Road

Suite 220

Scottsdale, AZ 85251

Attention: Chairman

Re:	Notice of Acquisition Proposal

Ladies and Gentlemen:

Mill Road Capital, L.P. (“Mill Road”) is a substantial shareholder of Kona Grill, Inc. (“Kona” or the “Company”), currently owning approximately 325,000 shares or 4.9% of the Company. Mill Road has closely followed Kona since 2006, and we are extremely impressed with management and the Company. We believe that the public market does not adequately value small companies such as Kona, and by staying public, the Company will continue to be subject to undue regulatory burdens and pressure to maximize short-term results at the expense of long-term performance. We believe Kona will be better able to realize its full potential value as a private entity and are, therefore, making an offer to acquire all of the outstanding shares of the Company.

Mill Road is pleased to submit a non-binding offer to acquire all shares of the Company’s stock at a cash price of $10.75 per share. This represents a 23% premium to the closing price of $8.76 as of March 27, 2008. We would anticipate that the transaction would be accomplished through a merger of a company organized by Mill Road with and into the Company, as a result of which all stockholders of the Company would be entitled to this cash consideration.

Mill Road is a Greenwich, Connecticut based investment firm with approximately $250 million of committed equity capital. Our limited partners include a prominent and highly respected group of state pension funds, foundations, endowments and insurance companies. The investment professionals of Mill Road are a core group of former Blackstone professionals who have successfully completed more than 20 control transactions in which more than $600 million of equity capital was deployed with total transaction value of several billion dollars. Additionally, we have significant industry experience as a substantial investor in many public restaurant companies and through my position on the Board of Directors of Panera Bread Co. (NASDAQ: PNRA) from 2003 to 2006.

Our industry and transaction experience will allow us to quickly complete due diligence and definitive documentation. Considering the amount of our investable capital, Mill Road can readily fund the entire transaction contemplated by this acquisition proposal.

CUSIP No. 50047H201	Page 2 of 2 Pages

We are prepared to commence negotiations immediately with respect to this acquisition proposal and wish to close this transaction as soon as possible. We look forward to the opportunity to discuss our proposal in more detail with the Board of Directors and management. It would be our pleasure to meet in person at a location of your choice.

You may contact me directly at (203) 987-3501. I look forward to discussing our proposal at your earliest convenience.

Sincerely,

Mill Road Capital L.P.

By:	Mill Road Capital GP LLC
Its General Partner

By:	/s/ Thomas E. Lynch
Thomas Lynch
Senior Managing Director